# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ondas Inc., CIK 0001646188
CUSIP: 68236H204
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 222 LAKEVIEW AVENUE, SUITE 800, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 11/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001016213

## Reporting persons
- Laurence E. Hirsch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,971,898; sole dispositive power 0; shared dispositive power 36,971,898; aggregate amount beneficially owned 36,971,898 (5.9% of the class)
  Comment: Comprised of 35,491,066 shares of Common Stock issuable to Highlander Partners Defense, LLC ("Highlander Defense") and 1,480,832 shares of Common Stock issuable to Dzyne Management Holdings, LLC ("Dzyne Management"), in each case, on January 4, 2027, pursuant to that certain Unit Purchase Agreement, by and among the Issuer, High Point UAS, LLC, Highlander Defense, Dzyne Management, High Flight Corporation and Highlander Defense, in its capacity as the seller representative, dated July 2, 2026 (the "Unit Purchase Agreement"). Highlander Defense is the manager of Dzyne Management, Highlander Partners, L.P. ("Highlander LP") is the manager of Highlander Defense, Highlander Partners GP, LLC ("Highlander GP") is the general partner of Highlander LP, and Laurence E. Hirsch is the manager of Highlander GP. These shares are reported as beneficially owned pursuant to Rule 13d-3(d)(1)(i) because the scheduled delivery date falls within 60 days of November 5, 2026. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Highlander Partners GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,971,898; sole dispositive power 0; shared dispositive power 36,971,898; aggregate amount beneficially owned 36,971,898 (5.9% of the class)
  Comment: Comprised of 35,491,066 shares of Common Stock issuable to Highlander Defense and 1,480,832 shares of Common Stock issuable to Dzyne Management, in each case, on January 4, 2027, pursuant to the Unit Purchase Agreement. Highlander Defense is the manager of Dzyne Management, Highlander LP is the manager of Highlander Defense, and Highlander GP is the general partner of Highlander LP. These shares are reported as beneficially owned pursuant to Rule 13d-3(d)(1)(i) because the scheduled delivery date falls within 60 days of November 5, 2026. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of its pecuniary interest therein.
- Highlander Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,971,898; sole dispositive power 0; shared dispositive power 36,971,898; aggregate amount beneficially owned 36,971,898 (5.9% of the class)
  Comment: Comprised of 35,491,066 shares of Common Stock issuable to Highlander Defense and 1,480,832 shares of Common Stock issuable to Dzyne Management, in each case, on January 4, 2027, pursuant to the Unit Purchase Agreement. Highlander Defense is the manager of Dzyne Management, and Highlander LP is the manager of Highlander Defense. These shares are reported as beneficially owned pursuant to Rule 13d-3(d)(1)(i) because the scheduled delivery date falls within 60 days of November 5, 2026. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of its pecuniary interest therein.
- Highlander Partners Defense, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,971,898; sole dispositive power 0; shared dispositive power 36,971,898; aggregate amount beneficially owned 36,971,898 (5.9% of the class)
  Comment: Comprised of 35,491,066 shares of Common Stock issuable to Highlander Defense and 1,480,832 shares of Common Stock issuable to Dzyne Management, in each case, on January 4, 2027, pursuant to the Unit Purchase Agreement. Highlander Defense is the manager of Dzyne Management. These shares are reported as beneficially owned pursuant to Rule 13d-3(d)(1)(i) because the scheduled delivery date falls within 60 days of November 5, 2026. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of its pecuniary interest therein.
- Dzyne Management Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,480,832; sole dispositive power 0; shared dispositive power 1,480,832; aggregate amount beneficially owned 1,480,832 (0.25% of the class)
  Comment: Comprised of 1,480,832 shares of Common Stock issuable to Dzyne Management on January 4, 2027, pursuant to the Unit Purchase Agreement. These shares are reported as beneficially owned pursuant to Rule 13d-3(d)(1)(i) because the scheduled delivery date falls within 60 days of November 5, 2026. The Reporting Person disclaims beneficial ownership of the shares described above except to the extent of its pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Ondas Inc.
Address of issuer's principal executive offices: 222 Lakeview Avenue, Suite 800, West Palm Beach, Florida 33401

## Item 2. Person Filing
Name of person filing: Laurence E. Hirsch ("Mr. Hirsch"), Highlander Partners GP, LLC ("Highlander GP"), Highlander Partners, L.P. ("Highlander LP"), Highlander Partners Defense, LLC ("Highlander Defense"), Dzyne Management Holdings, LLC ("Dzyne Management")
Address of principal business office or, if none, residence: The address of the business office for Mr. Hirsch, Highlander GP, Highlander LP, Highlander Defense, and Dzyne Management is 300 Crescent Court, Suite 550, Dallas, TX 75201.
Citizenship:
Highlander GP, Highlander LP - Texas
Highlander Defense, Dzyne Management - Delaware
Mr. Hirsch - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Hirsch - 36,971,898 shares
Highlander GP - 36,971,898 shares
Highlander LP - 36,971,898 shares
Highlander Defense - 36,971,898 shares
Dzyne Management - 1,480,832 shares
Amount beneficially owned is based on 35,491,066 shares of common stock issuable to Highlander Defense and 1,480,832 shares of common stock issuable to Dzyne Management, in each case, on January 4, 2027, pursuant to that certain Unit Purchase Agreement, by and among the Issuer, High Point UAS, LLC, Highlander Defense, Dzyne Management, High Flight Corporation and Highlander Defense, in its capacity as the seller representative, dated July 2, 2026 (the "Unit Purchase Agreement").
Percent of class:
Mr. Hirsch - 5.9%
Highlander GP - 5.9%
Highlander LP - 5.9%
Highlander Defense - 5.9%
Dzyne Management - 0.25%
Percentage ownership is calculated based on 590,124,144 shares of common stock of the Issuer outstanding, consisting of 582,302,699 shares outstanding as of September 22, 2026, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on September 23, 2026 (the "Prospectus Supplement"), and after giving effect to the issuance of 7,821,445 shares of common stock on September 23, 2026, as described in the Prospectus Supplement. For purposes of calculating each Reporting Person's percentage ownership pursuant to Rule 13d-3(d)(1)(i), the outstanding share count also includes the shares issuable to, or attributable to, that Reporting Person pursuant to the Unit Purchase Agreement.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Mr. Hirsch - 36,971,898 shares
Highlander GP - 36,971,898 shares
Highlander LP - 36,971,898 shares
Highlander Defense - 36,971,898 shares
Dzyne Management - 1,480,832 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Mr. Hirsch - 36,971,898 shares
Highlander GP - 36,971,898 shares
Highlander LP - 36,971,898 shares
Highlander Defense - 36,971,898 shares
Dzyne Management - 1,480,832 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Laurence E. Hirsch: /s/ Nicholas Thicksten, Nicholas Thicksten/Attorney-In-Fact (11/13/2026)
- Highlander Partners GP, LLC: /s/ Chris McRorie, Chris McRorie/Vice President, General Counsel & Secretary (11/13/2026)
- Highlander Partners, L.P.: /s/ Chris McRorie, Chris McRorie/Vice President, General Counsel & Secretary (11/13/2026)
- Highlander Partners Defense, LLC: /s/ Chris McRorie, Chris McRorie/Attorney-In-Fact (11/13/2026)
- Dzyne Management Holdings, LLC: /s/ Chris McRorie, Chris McRorie/Attorney-In-Fact (11/13/2026)
Comment: Exhibit A - Joint Filing Agreement
Exhibit B - Item 8 Statement
Exhibit C - Power of Attorney for Laurence E. Hirsch (incorporated by reference to Exhibit A to Schedule 13G filed on November 3, 2023):
https://www.sec.gov/Archives/edgar/data/1016213/000121390023083539/ea187714-13ghirsch_spectral.htm#a_001